UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Disposal announcement dated 16th April 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 16, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 16, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                                 16th April 2007


                                  BARCLAYS PLC

  Barclays sells Barclays Global Investors Japan Trust & Banking Co., Ltd. to
                     The Sumitomo Trust & Banking Co., Ltd.

Barclays Bank PLC ('Barclays') today announces the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd. ('BTB'), the trust administration and custody operation in Japan of Barclays asset management division, Barclays Global Investors ('BGI'), to The Sumitomo Trust & Banking Co., Ltd. ('STB') for a consideration of approximately JPY4.9 billion (approximately GBP21 million) payable in cash.

In addition to its trust administration and custody services, BTB provides asset management services to pension and asset management clients. Under the terms of the agreement with STB, BGI will consolidate the asset management business of BTB into Barclays Global Investors Japan Limited prior to completion of the sale of BTB.

Completion of the transaction is subject to regulatory approval and is expected to occur around the end of 2007.

                                    - ENDS -


For further information please contact:

Barclays

Investor Relations                         Media Relations
Mark Merson/James S Johnson                Alistair Smith
+44 (0) 20 7116 5752/2927                  +44 (0) 20 7116 6132


                                           Contact at Barclays Global Investors:
                                           Gavin Anderson Japan
                                           Deborah Hayden / Yukako Yoshino
                                           +81 (0)3 5404 0640


The Sumitomo Trust & Banking Co., Ltd.

IR Office, Financial Management Dept.
+81 (0)3 3286 8354



About Barclays
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Barclays Global Investors
Barclays Global Investors ('BGI') is one of the world's largest asset managers and a leading global provider of investment management products and services. BGI has 2,900 institutional clients and over US$1.8 trillion of assets under management. BGI is the global product leader in Exchange Traded Funds (iShares) with over 190 funds for institutions and individuals trading in fifteen markets. Globally, it has $287 billion of iShares assets under management. In Japan, BGI has two principal operating entities: Barclays Global Investors Japan Trust & Banking Co., Ltd. ('BTB'), a licensed trust bank, and Barclays Global Investors Japan Limited ('BJL'), a licensed investment trust and investment advisory company. BTB is the largest foreign owned trust bank in terms of corporate pension trust assets under management and BJL is the largest foreign owned pension asset manager in Japan. The two entities combined manage a total of approximately JPY19 trillion yen. For further information about Barclays Global Investors, please visit our websites www.barclaysglobal.com and www.barclaysglobal.co.jp.

About The Sumitomo Trust & Banking Co., Ltd.
The Sumitomo Trust & Banking Co., Ltd. ('STB') is a prominent trust bank, providing Japanese clients with banking, trust, and real estate services. STB has JPY11.1 trillion of deposits, JPY10.6 trillion of loans and manages JPY70.8 trillion of trust assets as at end September 2006. STB operates through 60 domestic and 4 international branches/offices, and promotes global custody services utilizing its subsidiaries in United States and Luxembourg. STB completed the repayment of public funds in January 2004, which was one of the earliest recoveries from governmental support. Being autonomous and independent of Japanese mega bank groups, STB has effectively and strategically extended capital investment and business alliances to expand its customer franchise and business networks. STB has capabilities both to provide asset management services and to administer the processing of securities of such trust funds as corporate pension trusts, public funds, and other institutional investment vehicles. In 2001, STB started a joint venture with Resona Bank and Mitsui Trust Holdings, two other major trust institutions in Japan, in securities processing business by establishing Japan Trustee Services Bank, Ltd. ('JTSB'). JTSB has been successful in providing efficient, value-added, customer-focused services to achieve trust assets of over JPY156 trillion as at end September 2006. STB's strength in real estate business rests not only in the brokerage business but also in the rapidly developing securitization and real estate investment management businesses. For further information, please visit our website www.sumitomotrust.co.jp/IR/company/index_en.html.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition-a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.